United States
	Securities and Exchange Commission
	Washington, D.C.  20549

	FORM 10-Q


[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the period ended June 30, 1999

	or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________

Commission File Number: 0-14227


                              	THE SOMERSET GROUP, INC.
               	(Exact name of registrant as specified in its charter)

INDIANA		                                                 					35-1647888
(State or other jurisdiction of 						                    	(I.R.S. Employer
incorporation or organization)						                      	Identification No.)

135 N. PENNSYLVANIA STREET, SUITE 2800, INDIANAPOLIS, INDIANA 46204
(Address of registrant)			                     			          (Zip Code)


Registrant's telephone number, including area code: 317/269-1285


___________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filled by Section 13 or 15(d) of the Securities exchange Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No[  ]


	COMMON STOCK OUTSTANDING AT June 30, 1999 - 2,785,096 SHARES.




                                   Part 1

Item 1 - Financial Statements
The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Earnings for the three months ended June 30, 1999 amounted to $594,000, compared to earnings for the same quarter of 1998 of $570,000, and increase of 4.2%. On a per diluted share basis, the 1999 earnings represented $.21 per share, compared to $.19 per share for 1998, an increase of 10.5%.

Earnings for the six months ended June 30, 1999 amounted to $1,885,000, compared to earnings for the same six months of 1998 of $1,582,000, an increase of 19.2%. On a per diluted share basis, the 1999 earnings represented $.65 per share, compared to $.53 per share for 1998, an increase of 22.6%.

Earnings for the six months of 1999 contained a one-time charge against net income of $115,000, or $.04 per share, from the adoption of an accounting pronouncement on January 1, 1999. Earnings per share before the non-recurring charge were $.69, an increase of 30% over the comparable 1998 amount of $.53 per share. The one-time charge resulted from the adoption of an American Institute of Certified Public Accountants' Statement of Position that required the Company to charge to expense previously capitalized costs for start-up activities.

There were fewer average shares outstanding during the first half of 1999 than there were in 1998, which caused the percentage increases for the per share calculations to be higher than the comparisons of actual earnings. The lower number of average shares outstanding primarily resulted from the Company's stock repurchase program announced in April 1999.

The improvement in earnings was a result of increases in revenue and income during the second quarter and the first half of 1999, compared with last year.
 Total revenue and income for the second quarter of 1999 amounted to $3,103,000, compared with $2,717,000 for the 1998 quarter, an increase of 14%, or $386,000. Total revenue and income for the first half of 1999 amounted to $7,771,000, compared with $6,254,000 for the six months of 1998, an increase of 24%, or $1,517,000.

During the quarter, revenue from fees and commissions for financial and investment services offered by the Company increased 20.8% to $1,977,000, compared with $1,636,000 last year. For the six-month period, they increased 34.9% and amounted to $5,577,000, compared with $4,134,000 last year.

The revenue growth came mainly from fee income from both new and existing clients, which is an indication that the Company's existing clients are pleased with the Company's service and contracted with Somerset for additional services, and that our reputation as a quality provider of financial advice and solutions continues to grow and is attracting new clients.

The Company's new information technology consulting group made a significant contribution to the revenue increases, and our traditional tax, accounting services, and consulting areas also posted increases. These increases were partially offset by lower commission income from the insurance and investment products division, which continued to experience a shift in customer preference towards lower-commission equity products from fixed annuities. The actual changes in revenue from each financial service division was as follows:

      (in thousands) 	Three Months Ended June 30	Six Months Ended June 30

Division	                            1999  	1998 	Change   	1999  	1998 	Change
Fees from Financial Services	      $1,512	$1,367   	$145 	$4,411	$3,696   	$715
Investment & Insurance Commissions	   200   	269    	(69)   	447   	438      	9
Fees from I. T. Consulting	           265   	---    	265	    719   	---    	719
                                    -----  -----     ---  ------  -----   -----
                                  	$1,977	$1,636   	$341 	$5,577	$4,134 	$1,443
                                    =====  =====     ===   =====  =====   =====
                                               -11-



The Company's share of earnings for its 22% ownership interest of First Indiana Corporation increased 9.8% for the quarter and reached $1,095,000, compared with $997,000 for the 1998 quarter. For the six months, the Company's share of First Indiana Corporation's earnings was $2,101,000, a 7.9% increase over the 1998 amount.

According to First Indiana's June 30, 1999 Form 10-Q filed with the Securities
& Exchange Commission, earnings for the second quarter were a record for that period, and resulted primarily from growth in loans and deposits. Net interest income was $17.5 million for the three months ended June 30, 1999, compared with $15.8 million last year, and climbed to $34.1 million during the first six months of 1999, compared with $31.5 million during the same period of 1998.

As shown in their 10-K report, during the second quarter of 1999, First Indiana's cost of funds was 4.72%, compared with 5.21% one year ago. For the six months ended June 30, 1999, the cost of funds was 4.74%, compared with 5.18% for the same period in 1998. Total non-interest income was $6.3 million for the three months ended June 30, 1999, compared with $5.3 million for the 1998 period. For the six months ended June 30, 1999 and 1998, total non-interest income was $12.3 million and $10.2 million respectively.

Somerset's operating expense increased $365,000, or 18.7%, during the 1999 second quarter, compared with the 1998 quarter, and increased $1,019,000 during the six months ended June 30, 1999, compared with 1998, excluding $163,000 of non-recurring merger expenses from the 1998 amount. The higher operating expenses were primarily due to the addition of professional staff in the financial services division and the inclusion of expenses for the new information technology consulting group for the first time in 1999.

The addition of talented individuals with specialty experience was in response to continued growth demands of the Company's financial planning and specialty consulting services and the addition of new services to better serve clients.
 The growth in revenue and income during the quarter is supportive of the Company's expansion. Management expects continued growth in revenue and income during the remainder of the year as the new services are further integrated into our client relationships. Management expects revenue to grow faster than operating expenses as efficiency of the new staff continues to improve.

Financial Condition and Liquidity
Management considers the financial condition and liquidity of the Company to be excellent at June 30, 1999, and December 31, 1998. The Company's balance sheet contains a large percentage of liquid assets. These liquid assets are being invested temporarily and are intended for use in additional acquisitions, further expansion of the financial service operations, and continued funding of a common stock repurchase program.

At June 30, 1999, the Company had a high ratio of current assets to current liabilities of 6.2 to one. In addition, 57% of the current assets consisted of cash, cash equivalents, and short-term investments. Net working capital declined during the six-month period and amounted to $4.7 million at June 30, 1999, compared with $5.8 million at December 31, 1998. The decline was caused by the use of cash for non-working capital purposes during the period (primarily the repurchase of treasury shares).

The Company had no outstanding debt at any of the dates presented in the Condensed Consolidated Balance Sheets. All short-term and long-term debt was retired during the first quarter of 1998.

Generally Accepted Accounting Principles (GAAP) require Somerset to record income tax expense at full corporate rates on a portion of its equity income from First Indiana. GAAP also requires us to record our investment in First Indiana at a net carrying value, which represents our acquisition cost of First Indiana shares, plus our equity share of First Indiana's net income. Under certain circumstances, the tax liability recorded in this manner (approximately $9 million) may never be incurred. The fair value of our investment in First Indiana at June 30, 1999 was approximately $59 million, or $22.2 million greater than the investment amount reflected in our balance sheet at June 30, 1999.

During the first six months of 1999, the Company systematically repurchased shares of its common stock under programs approved by the Board of Directors and announced publicly. For the six months June 30, 1999, 139,563 shares had been repurchased at a cost of $2.3 million (average per share cost of $16.48). The Company intends to use the repurchased shares in funding employee benefit programs, including stock options programs, and for future acquisitions not yet identified.

The treasury share repurchases had the effect of reducing the amount of shareholder equity during the six-month period. When combined with net income and other equity transactions, shareholder equity declined $933,000 to $34,630,000, compared with $35,463,000 at December 31, 1998. On a per share basis, shareholder equity remained strong and increased to $12.43, compared to $12.26 at December 31, 1998.

Operating activities during the six months ended June 30, 1999 provided cash of $1,327,000 which is $530,000, or 66%, above the $797,000 provided in the same period in 1998. The cyclical nature of operations includes a rapid increase in trade accounts receivable during the first four months of the year, followed by a decrease in accounts receivable during the remainder of the year. The increase in net income combined with the collection of peak period accounts receivable were the principal causes of the increase in cash flow from operations.

Additional cash of $324,000 was provided from the collection of long-term notes receivable, $1,237,000 from the sale of short-term investments, and $251,000 from the reissue of treasury shares under stock option exercises.

The Company expended $285,000 for the purchase of office equipment and furniture, primarily for the information technology subsidiary, and for completion of Y2K readiness programs.

Semi-annual dividends of $288,000 were paid to shareholders, compared to $261,000 paid in the first half of 1998. The increase was a result of an increase in the 1999 annual dividend rate to $.20 per share, compared to $.18 per share for 1998, an 11% increase.

Management anticipates that the continuing stock repurchase program and expansion activities, including future purchase of property and equipment, will be funded from available cash and short-term investments. A major acquisition could require the use of bank debt and/or the issuance of additional shares of common stock.

The Company is a registered savings and loan holding company and is subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervisions ("OTS").

Impact of Accounting Standards Not Yet Adopted
Recent pronouncements by the Financial Accounting Standards Board ("FASB") and the American Institute of Certified Public Accountants are not applicable to the Company's consolidated financial statements. However, First Indiana is currently assessing the impact of FASB No. 133, "Accounting for Derivative Instruments and Hedging Activities" on its financial condition and results of operations upon adoption.

Year 2000 Readiness
The Year 2000 issue refers to shortcomings which exist in some current computer hardware and software that preclude the correct calculation of date-sensitive information from, into, and between the twentieth and twenty-first centuries, including leap year calculations. The Company is subject to regulations of two governmental agencies in connection with review of its state of readiness. The Company's operations of the First Indiana Investor Services division is subject to the Federal Financial Institutions Examination Council ("FFIEC") guidelines and review by the OTS. The Somerset Financial Services division, as a Registered Investment Advisor, is subject to review by the Securities and Exchange Commission ("SEC"). Because the Company relies on technology for transaction processing, preparing for the Year 2000 is a critical focus of resources.

All hardware and software vendors, as well as significant other vendors, were identified and contacted. The Company identified potential Year 2000 readiness issues and developed action plans and contingency plans for each issue. The Company tested systems for purposes of validating year 2000 readiness, upgraded and replaced existing hardware, software, and embedded systems, and implemented contingency plans in the event a particular vendor will not assist the Company in its Year 2000 efforts. A team is monitoring significant vendor relationships to ensure that no issues arise which will cause management to doubt the ability of the vendor to be adequately prepared for the Year 2000 and thus possibly impact the Company's ability to conduct business beyond the century change.

The Company uses external data service bureaus for processing and reporting of some customer data. Proxy testing has been conducted on the mission critical aspects with the service bureaus.

During 1998, the Company completed replacement of computer hardware and software and installed software upgrades at a cost of $160,000. During the first six months of 1999, an additional $116,000 has been expended for these items, bringing the total cost to $276,000. Future expenditures are not expected to be material.

At June 30, 1999, all computer hardware is capable of processing data in the Year 2000. All computer software systems have been tested and determined to be Year 2000 compliant, with the exception of one vendor supplied software system that has been upgraded but not fully tested. The testing process will be completed by August 16, 1999.

While the Company has made significant effort to assess, remediate, and test its computerized systems, it is also developing contingency plans. These contingency plans are intended to provide alternate processes and actions in the event of system malfunction at the beginning of Year 2000. The first priority is the mission critical systems, which are being addressed in detail as to the steps to be taken by each individual involved in the process or system that has failed. In addition, the plan includes focusing the resources and professional staff of its subsidiary, Paradym Technologies, Inc., immediately on the remediation of any system failure that may have gone undetected. Paradym Technologies, Inc. is in the business of providing information technology consulting services to clients of the Company.

Management sees no internal impact or risk to the Company's ability to operate in the twenty-first century, but it is not possible to assess the financial impact of lost revenue due to Year 2000 issues or future expenditures due to external factors at this time.

Information on Forward-Looking Statements
The statements in this Quarterly Report that are not historical are forward-looking statements. Although the Company believes that its expectations are based upon reasonable assumptions within the bounds of its knowledge of its business, there can be no assurance that the Company's financial goals will be realized. Numerous factors may affect the Company's actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company.



                                     PART II
                               OTHER INFORMATION

Items 1, 2, 3, 4, and 5
The information required by these items has been omitted. The registrant had no activity applicable to these items.

Item 6 - Reports Filed on Form 8-K
No reports on Form 8-K were filed during the three months ended June 30, 1999.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                            THE SOMERSET GROUP, INC.
                               (Registrant)





                              By s/ Marni McKiney
                                 Marni McKinney, President and
                                 Chief Executive Officer





                             By s/ Joseph M. Richter
                                Joseph M. Richter, Executive Vice President,
                                Finance and Treasurer



Date:  August 6, 1999